UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

Points International Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

730843208
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X ]
       Rule 13d-1(b)
       [     ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 730843208

13G

Page 2 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harspring Capital Management, LLC


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware, USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

 1,114,464

7.
SOLE DISPOSITIVE POWER

0

8.
SHARED DISPOSITIVE POWER

 1,114,464

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,114,464

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.4%

12.
TYPE OF REPORTING PERSON (see instructions)

 IA








CUSIP No. 730843208

13G

Page 3 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harry M. Gail



2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER
0


6.
SHARED VOTING POWER
1,114,464


7.
SOLE DISPOSITIVE POWER
0


8.
SHARED DISPOSITIVE POWER
1,114,464


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,114,464


10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.4%


12.
TYPE OF REPORTING PERSON (see instructions)
IN






CUSIP No. 730843208

13G

Page 4 of 7 Pages

Item 1.

(a)
Name of Issuer

Points International Ltd.





(b)
Address of Issuer's Principal Executive Offices

111 Richmond Street West, Suite 700
Toronto, ON, M5H 2G4, Canada


Item 2.

(a)
Name of Person Filing

Harspring Capital Management, LLC ("Harspring Capital Management") Harry M. Gail ("Mr. Gail")

Harspring Capital Management is the investment manager of certain funds and accounts (collectively, the "Accounts"), including Harspring Capital, LP (the "HC Fund").

Each of Harspring Capital Management and Mr. Gail may be deemed to have voting and dispositive power with respect to securities held by the Accounts, but hereby declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is the beneficial owner of any securities covered by this statement.




(b)
Address of the Principal Office or, if none, residence

The address of the principal place of business office of Harspring Capital Management and Mr. Gail is:

1345 Avenue of the Americas, Floor 33 New York, NY 10105






(c)
Citizenship

Harspring Capital Management is organized under the laws of the State of Delaware
Mr. Gail is a citizen of the United States of America




(d)
Title of Class of Securities

Common shares





(e)
CUSIP Number

730843208


Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).











CUSIP No. 730843208

13G

Page 5 of 7 Pageses




(e)
[x]
An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);





(f)
[  ]
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);





(g)
[  ]
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);





(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
[  ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).




CUSIP No. 730843208

13G

Page 6 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

Harspring Capital Management - 1,114,464
Harry Gail - 1,114,464


(b)
Percent of class: 8.4%


(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote: 0


(ii)
Shared power to vote or to direct the vote: 1,114,464


(iii)
Sole power to dispose or to direct the disposition of: 0


(iv)
Shared power to dispose or to direct the disposition of: 1,114,464


Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

   The HC Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares reported herein that represent more than 5% of the class of Common Shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A




CUSIP No. 730843208

13G

Page 7 of 7 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the
			            information set forth in this statement is true,
			            complete and correct.

Dated: February 12, 2021







By:
/s/ Harry M. Gail


Name:
Harry M. Gail


Title:
Manager

























EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule
13G with respect to the Common Shares of Points International Inc.
dated as of February 12, 2021 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of
Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	February 12, 2021


	HARSPRING CAPITAL MANAGEMENT, LLC

	By: ___________________________________________
   	     Name: Harry M. Gail
         Title: Authorized Signatory


             ___________________________________________
             Harry M. Gail